Mail Stop 3561

March 21, 2007

Mr. Timothy J. Casey, Chief Executive Officer
K-Sea Transportation Partners L.P.
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

  Re: K-Sea Transportation Partners L.P.
    Form 10-K for the fiscal year ended June 30, 2006
    Filed September 6, 2006
    File No. 001-31920

Dear Mr. Casey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief